UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MARSHALL EDWARDS, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.00000002 par value

____________________________________________________________________________________

(Title of Class of Securities)

572322303

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2007

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This filing is intended to supersede the Schedule 13D filing made on August 16, 2007 by the filing person.

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000 Shares
	8	SHARED VOTING POWER 4,603,843 Shares
	9	SOLE DISPOSITIVE POWER 8,000 Shares
	10	SHARED DISPOSITIVE POWER 4,603,843 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,611,843 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.62%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 4,603,843 Shares
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 4,603,843 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,603,843 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.61%
14	TYPE OF REPORTING PERSON HC

Item 1.	Security and Issuer

This statement refers to the common stock, $0.00000002 par value ("Common Stock"), of Marshall Edwards, Inc. (the "Company"). The address of the Company is 140 Wicks Road, North Ryde, NSW, 2113 Australia.

Item 2.	Identity and Background

This statement is being filed on behalf of Josiah T. Austin ("Austin"), a U.S. citizen, and El Coronado Holdings, LLC ("ECH") an Arizona limited liability company (collectively the "Reporting Persons") to supersede the initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 16, 2007 (the "Initial Filing"). The Company's warrant agent realized that a bona fide administrative error has been made by the Reporting Persons' broker and called the matter to the attention of the Reporting Persons. The Reporting Persons then promptly began preparation of this filing, which is being made solely to correct this error. The circumstances surrounding the error are described in more detail under Item 5. This Schedule 13D speaks as of the date of the Initial Filing and does not reflect events occurring after the date of the Initial Filing. All other information included herein that is not affected by this error, remains unchanged.

Further information regarding the identity and background of the Reporting Persons is as follows:

For Austin:

	(a)	Josiah T. Austin;

	(b)	4673 Christopher Place, Dallas, Texas 75204;

	(c)	Present principal occupation: individual investor.

For ECH:

	(a)	El Coronado Holdings, L.L.C.;

	(b)	4673 Christopher Place, Dallas, Texas 75204;

	(c)	Holding Company;

(d)-(e)

During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Acting on behalf of ECH, Austin purchased from December 18, 2003 to March 28, 2007 a total of 1,598,843 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,349,692.79. The primary source of funds for these purchases was existing funds of ECH.

Acting on behalf of ECH, from July 13, 2006 to August 6, 2007, Austin purchased a total of 2,200,000 shares of Common Stock directly from the Company for an aggregate consideration of $6,450,000. The primary source of funds for these purchases was existing funds of ECH.

Acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust, in his capacity as Trustee, Austin purchased from November 7, 2005 to March 7, 2006 a total of 6,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $39,288.50. The primary source of funds for these purchases was existing funds of the Trust.

Acting on behalf of the Anna L. Elias Trust, in his capacity as Trustee, Austin purchased on November 7, 2005 a total of 1,000 shares of Common Stock in an open market transaction for an aggregate consideration (exclusive of brokers' commissions) of $7,414.60. The primary source of funds for these purchases was existing funds of the Trust.

Acting on behalf of the Josiah Zane Sylvester Trust, in his capacity as Trustee, Austin purchased on November 7, 2005 a total of 1,000 shares of Common Stock in an open market transaction for an aggregate consideration (exclusive of brokers' commissions) of $7,414.60. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in U.S. dollars.

Item 4.	Purpose of Transaction

The acquisitions of common stock to which this statement relates have been made for investment purposes. Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or add to these investments in common stock.

Item 5.	Interest in Securities of the Issuer

Due to a bona fide administrative error, ECH's broker mistakenly credited ECH's account with a warrant certificate representing 1,050, 000 shares of Common Stock that may be acquired through exercise. However, the warrant certificate received by ECH only entitled ECH to purchase 525,000 shares of Common Stock. As a result, ECH's deemed beneficial ownership was over-reported in the Initial Filing by 525,000 shares. To correct this error the cover pages and Items 5(a) and 5(b) have been revised, where applicable, to reflect the deduction of 525,000 shares of Common Stock that may be acquired through the exercise of warrants.

(a)

Austin is deemed beneficial owner of 4,611,843 shares of Common Stock (which number includes 805,000 shares of Common Stock that may be acquired through the exercise of various warrants) in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is deemed beneficial owner of 4,603,843 shares of Common Stock (which number includes 805,000 shares of Common Stock that may be acquired through the exercise of various warrants). Based on the 63,390,937 shares of Common Stock outstanding as of April 30, 2007, as reported in the Company's 10-Q filed on May 8, 2007, plus the 5,464,001 shares of Common Stock issued, pursuant to a private placement, on August 6, 2007 as reported in the Company's 8-K filed on August 6, 2007, plus 805,000 shares of Common Stock deemed outstanding assuming the exercise of various warrants, Austin and ECH's deemed beneficial holdings represent, respectively, 6.62% and 6.61% of the Company's Common Stock.

(b)

As Trustee for certain family trusts, Austin has the sole power to vote or to dispose or direct the disposition of 8,000 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 4,603,843 shares of Common Stock.

(c)

No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following transaction, a purchase directly from the Company in a private placement transaction.

Reporting Person	Date	No. of Shares	Price Per Share
ECH	8/6/07	700,000	$3.00

(d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, Austin and any person with respect to any securities of the Company.

Item 7.	Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 9, 2007	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH